HigherMe	
Annual Income Statement	
2018 to 2018	
Year	**2018**
Revenues	
Sales Revenue	1,178,125.48
Returns & Allowances	-12,718.74
Interest Income	26.46
Other Income	399.52
Total Revenues	**1,165,832.72**
Cost of Sales	
Cost of Sales	410,281.77
Total Cost of Sales	**410,281.77**
Gross Profit	**755,550.95**
Operating Expenses	
Bank & ATM Fee Expense	-4,576.31
Business Meals Expense	6,003.82
Client Entertainment	3,774.61
Company Events Expense	591.78
Computer Equipment Expense	4,096.58
Dues & Membership Expense	75
Equipment Expense	2,145.57
Gas & Auto Expense	487.08
Gifts Expense	298.18
Independent Contractor Expense	32,695.21
Insurance Expense - Business	2,119.22
Insurance Expense - Health	19,261.28
Interest Expense	6,810.00
License & Fee Expense	115.14
Marketing & Advertising Expense	100,595.67
Merchant Fees Expense	27,528.81
Miscellaneous Expense	3,324.57
Office Kitchen Expense	29.06
Office Supply Expense	2,599.53
Parking & Tolls Expense	4,361.95
Payroll Expense - Administration	1,754.00
Payroll Expense - Payroll Tax	77,224.55

Payroll Expense - Salary & Wage	1,122,400.33
Phone & Internet Expense	11,486.13
Postage & Shipping Expense	1,212.09
Professional Service Expense	26,053.08
Publication/Subscription Expense	752.07
Recruiting & HR Expense	1,194.00
Rent or Lease Expense	28,777.57
Software & Web Hosting Expense	140,287.72
Software & Web Hosting Sole Occurrence	20,000.00
Taxes Paid	4,625.03
Training & Education Expense	944.63
Travel & Transportation Expense	34,654.20
Total Operating Expenses	**1,683,702.15**
Total Expenses	**2,093,983.92**
Net Profit	**-928,151.20**